January 23, 2007

Dear Fellow Shareholder:

On behalf of the Board of Directors and management of Citizens Community Bancorp, Inc. we cordially invite you to attend the 2007 annual meeting of shareholders. The meeting will be held at 4:00 p.m. local time, on February 22, 2007 at the Chippewa Falls branch office of Citizens Community Federal offices located at 427 West Prairie View Road, Chippewa Falls, Wisconsin.

The matters expected to be acted upon at the meeting are described in the attached proxy statement. In addition, we will report on our progress during the past year and entertain your questions and comments.

We encourage you to attend the meeting in person. Whether or not you plan to attend, however, **please read the enclosed proxy statement and then complete, sign and date the enclosed proxy card and return it in the accompanying postpaid return envelope provided as promptly as possible**. This will save us the additional expense in soliciting proxies and will ensure that your shares are represented at the annual meeting.

Your Board of Directors and management are committed to the continued success of Citizens Community Bancorp, Inc. and the enhancement of your investment. As President, I want to express my appreciation for your confidence and support.

Sincerely,

/s/ James G. Cooley

James G. Cooley
President and Chief Executive Officer

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CITIZENS COMMUNITY BANCORP, INC.
2174 EastRidge Center
Eau Claire, Wisconsin 54701
(715) 836-9994

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on February 22, 2007

Notice is hereby given that the annual meeting of shareholders of Citizens Community Bancorp, Inc. will be held at the Chippewa Falls branch office of Citizens Community Federal's offices located at 427 West Prairie View Road, Chippewa Falls, Wisconsin, on February 22, 2007, at 4:00 p.m. local time.

A proxy card and a proxy statement for the annual meeting are enclosed.

The annual meeting is for the purpose of considering and voting on the following proposals:

Proposal 1.   Election of two directors of Citizens Community Bancorp, Inc. for three-year terms;

Proposal 2.   Ratification of the appointment of Wipfli, LLP as Citizens Community Bancorp, Inc.'s independent auditors for the fiscal year ending September 30, 2007.

Shareholders also will transact such other business as may properly come before the annual meeting, or any adjournment or postponement thereof. As of the date of this notice, we are not aware of any other business to come before the annual meeting.

The Board of Directors has fixed the close of business on January 11, 2007, as the record date for the annual meeting. This means that shareholders of record at the close of business on that date are entitled to receive notice of and to vote at the meeting and any adjournment thereof. **To ensure that your shares are represented at the meeting, please take the time to vote by signing, dating and mailing the enclosed proxy card which is solicited on behalf of the Board of Directors. The proxy will not be used if you attend and vote at the annual meeting in person. Regardless of the number of shares you own, your vote is very important. Please act today.**

BY ORDER OF THE BOARD OF DIRECTORS

/s/ James G. Cooley

James G. Cooley
President and Chief Executive Officer

Eau Claire, Wisconsin
January 23, 2007

Important: The prompt return of proxies will save us the expense of further requests for proxies to ensure a quorum at the annual meeting. A pre-addressed envelope is enclosed for your convenience. No postage is required if mailed within the United States.

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Citizens Community Bancorp, Inc.
2174 EastRidge Center
Eau Claire, Wisconsin 54701
(715) 836-9994

_____

PROXY STATEMENT
_____

ANNUAL MEETING OF SHAREHOLDERS
To be held on February 22, 2007
_____

Citizens Community Bancorp, Inc.'s Board of Directors is using this proxy statement to solicit proxies from the holders of Citizens Community Bancorp, Inc. common stock for use at our annual meeting of shareholders. We are first mailing this proxy statement and the enclosed form of proxy to our shareholders on or about January 23, 2007. Certain of the information provided herein relates to Citizens Community Federal, a wholly owned subsidiary of Citizens Community Bancorp, Inc. Citizens Community Federal may also be referred to from time to time as the "Bank." References to "Citizens Community Bancorp, Inc.", "we", "us" and "our" refer to Citizens Community Bancorp, Inc. and, as the context requires, Citizens Community Federal.

INFORMATION ABOUT THE ANNUAL MEETING

Time and Place of the Annual Meeting.

Our annual meeting will be held as follows:

Date:	Thursday, February 22, 2007
Time:	4:00 p.m., local time
Place:	Citizens Community Federal office
	427 West Prairie View Road
	Chippewa Falls, Wisconsin

Matters to be Considered at the Annual Meeting.

At the meeting, shareholders of Citizens Community Bancorp, Inc. are being asked to consider and vote upon the following proposals:

Proposal 1.	Election of two directors of Citizens Community Bancorp, Inc. for three-year terms;
Proposal 2.	Ratification of the appointment of Wipfli, LLP as Citizens Community Bancorp, Inc.'s independent auditors for the fiscal year ending September 30, 2007.

The shareholders also will transact any other business that may properly come before the annual meeting. As of the date of this proxy statement, we are not aware of any other business to be presented for consideration at the annual meeting other than the matters described in this proxy statement.

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Who is Entitled to Vote?

We have fixed the close of business on January 11, 2007, as the record date for shareholders entitled to notice of and to vote at the Citizens Community Bancorp, Inc. annual meeting. Only holders of record of Citizens Community Bancorp, Inc. common stock on that record date are entitled to notice of and to vote at the annual meeting. You are entitled to one vote for each share of Citizens Community Bancorp, Inc. common stock you own. On January 11, 2007, 7,116,380 shares of Citizens Community Bancorp, Inc. common stock were outstanding and entitled to vote at the annual meeting.

What if My Shares are Held in "Street Name" by a Broker?

If you are the beneficial owner of shares held in "street name" by a broker, your broker, as the record holder of the shares, is required to vote the shares in accordance with your instructions. If you do not give instructions to your broker, your broker may nevertheless vote the shares with respect to "discretionary" items, but will not be permitted to vote your shares with respect to "non-discretionary" items, pursuant to current industry practice. In the case of non-discretionary items, the shares not voted will be treated as "broker non-votes." The proposals to elect directors and ratify auditors described in this proxy statement are considered "discretionary" items under the Nasdaq Stock Market rules.

How Will My Shares of Common Stock Held in the Employee Stock Ownership Plan be Voted?

We maintain an employee stock ownership plan ("ESOP") which owns 8.0% of Citizens Community Bancorp, Inc. common stock. Employees of Citizens Community Bancorp, Inc. and Citizens Community Federal participate in the ESOP. Each ESOP participant instructs the trustee of the plan how to vote the shares of Citizens Community Bancorp, Inc. common stock allocated to his or her account under the ESOP. If an ESOP participant properly executes the voting instruction card distributed by the ESOP trustee, the ESOP trustee will vote the participant's shares in accordance with the participant's instructions. Shares of Citizens Community Bancorp, Inc. common stock held in the ESOP, but not allocated to any participant's account, and allocated shares for which no voting instructions are received from participants, will be voted by the trustee in the same proportion as shares for which the trustees have received voting instructions.

How Many Shares Must Be Present to Hold the Meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person or by proxy, of at least a majority of the shares of Citizens Community Bancorp, Inc. common stock entitled to vote at the annual meeting as of the record date will constitute a quorum. Proxies received but marked as abstentions or broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

What If a Quorum Is Not Present at the Meeting?

If a quorum is not present at the scheduled time of the meeting, a majority of the shareholders present or represented by proxy may adjourn the meeting until a quorum is present. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice will be given unless the adjourned meeting is set to be held after March 12, 2007. An adjournment will have no effect on the business that may be conducted at the meeting.

Vote Required to Approve Proposal I: Election of Directors.

Directors are elected by a plurality of the votes cast, in person or by proxy, at the annual meeting by holders of Citizens Community Bancorp, Inc. common stock. Pursuant to our charter, stockholders are

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not permitted to cumulate their votes for the election of directors. Votes may be cast for or withheld from each nominee. **Our Board of Directors unanimously recommends that you vote "FOR" the election of each of management's director nominees.**

Vote Required to Approve Proposal II: Ratification of the Appointment of Our Independent Auditors.

Ratification of the appointment of Wipfli, LLP as our independent auditors for the fiscal year ending September 30, 2007, requires the affirmative vote of the majority of shares cast, in person or by proxy, at the annual meeting by holders of Citizens Community Bancorp, Inc. common stock. **Our Board of Directors unanimously recommends that you vote "FOR" the proposal to ratify Wipfli, LLP as our independent auditors for the fiscal year ending September 30, 2007**.

How Do I Vote at the Annual Meeting?

Proxies are solicited to provide all shareholders of record on the voting record date an opportunity to vote on matters scheduled for the annual meeting and described in these materials. Shares of Citizens Community Bancorp, Inc. common stock can only be voted if the shareholder is present in person at the annual meeting or by proxy. To ensure your representation at the annual meeting, we recommend you vote by proxy even if you plan to attend the annual meeting. You can always change your vote at the meeting if you are a shareholder of record.

Voting instructions are included on your proxy card. Shares of Citizens Community Bancorp, Inc. common stock represented by properly executed proxies will be voted by the individuals named on the proxy card in accordance with the shareholder's instructions. Where properly executed proxies are returned to Citizens Community Bancorp, Inc. with no specific instruction as to how to vote at the annual meeting, the persons named in the proxy will vote the shares "FOR" the election of each of management's director nominees and "FOR" ratification of the appointment of Wipfli, LLP as our independent auditors for the fiscal year ending September 30, 2007. Should any other matters be properly presented at the annual meeting for action, the persons named in the enclosed proxy and acting thereunder will have the discretion to vote on these matters in accordance with their best judgment. No other matters are currently expected by the Board of Directors to be properly presented at the annual meeting.

You may receive more than one proxy card depending on how your shares are held. For example, you may hold some of your shares individually, some jointly with your spouse and some in trust for your children -- in which case you will receive three separate proxy cards to vote.

May I Revoke My Proxy?

You may revoke your proxy before it is voted by:

- submitting a new proxy with a later date;

- notifying the Corporate Secretary of Citizens Community Bancorp, Inc. in writing before the annual meeting that you have revoked your proxy; or

- voting in person at the annual meeting.

If you plan to attend the annual meeting and wish to vote in person, we will give you a ballot at the annual meeting. However, if your shares are held in the name of your broker, bank or other nominee, you must bring a validly executed proxy from the nominee indicating that you have the right to vote your shares.

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Proxy Solicitation Costs.

We will pay the cost of soliciting proxies. In addition to this mailing, our directors, officers and employees may also solicit proxies personally, electronically or by telephone. We will also reimburse brokers and other nominees for their expenses in sending these materials to you and obtaining your voting instructions.

STOCK OWNERSHIP OF CITIZENS COMMUNITY BANCORP, INC. COMMON STOCK

Stock Ownership of Directors and Executive Officers and Five-Percent Owners.

The following table sets forth, as of the January 11, 2007 voting record date, information regarding share ownership of:

- those persons or entities (or groups of affiliated persons or entities) known by management to beneficially own more than five percent of Citizens Community Bancorp, Inc. common stock other than directors and executive officers;

- each director and director nominee of Citizens Community Bancorp, Inc.;

- each executive officer of Citizens Community Bancorp, Inc. named in the Summary Compensation Table appearing under "Executive Compensation" below; and

- all current directors and executive officers of Citizens Community Bancorp, Inc. as a group.

The address of each of the beneficial owners, except where otherwise indicated, is the same address as Citizens Community Bancorp, Inc. An asterisk (*) in the table indicates that an individual beneficially owns less than one percent of the outstanding common stock of Citizens Community Bancorp, Inc.

Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission (the "SEC"). As of the record date, there were 7,116,380 shares of Citizens Community Bancorp, Inc. common stock outstanding. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to outstanding options that are currently exercisable or exercisable within 60 days after January 11, 2007, are included in the number of shares beneficially owned by the person and are deemed outstanding for the purpose of calculating the person's percentage ownership. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

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Beneficial Owners	Number of Shares Beneficially Owned[1]	Percent of Common Stock Outstanding
Beneficial Owners of More Than Five Percent Other than Directors and Named Executive Officers		
Citizens Community Bancorp, Inc. Employee Stock Ownership Plan Trust[2] 2174 EastRidge Center Eau Claire, Wisconsin 54701	561,321	8.0%
Directors and Named Executive Officers		
Directors:		
Richard McHugh[3]	196,646	2.8%
Thomas C. Kempen[4]	20,838	*
Brian R. Schilling[4]	8,165	*
Donna E. Talmage[4]	8,165	*
David B. Westrate[4]	105,442	1.5%
James G. Cooley[5]	162,019	2.3%
Named Executive Officers:		
John D. Zettler[6]	22,754	*
Johnny W. Thompson[7]	13,541	*
Timothy J. Cruciani[8]	44,610	*
Brian P. Ashley	---	---
Directors and executive officers of Citizens Community Bancorp as a group (11 persons)	614,986	8.5%

(1) Except as otherwise noted in these footnotes, the nature of beneficial ownership for shares reported in this table is sole voting and investment power. Included in the shares beneficially owned by the directors and named executive officers are currently exercisable options to purchase shares of Citizens Community Bancorp, Inc. common stock as follows:

(2) Represents shares held by the ESOP. Of these shares, 39,721 have been allocated to accounts of participants. Pursuant to the terms of the ESOP, each ESOP participant has the right to direct the voting of shares of Citizens Community Bancorp, Inc. common stock allocated to his or her account.

(3) Includes 34,048 shares held by Mr. McHugh's spouse. Amount also includes 5,696 shares of restricted stock granted pursuant to Citizens Community Bancorp's 2004 Restricted Stock Plan and 5,696 shares subject to options which are exercisable within 60 days of January 11, 2007, granted pursuant to Citizens Community Bancorp's 2004 Stock Option and Incentive Plan.

(4) Amount includes 2,277 shares (5,696 shares with respect to Director Westrate) of restricted stock granted pursuant to Citizens Community Bancorp's 2004 Restricted Stock Plan and 5,696 shares subject to options which are exercisable within 60 days of January 11, 2007, granted pursuant to Citizens Community Bancorp's 2004 Stock Option and Incentive Plan.

(5) Amount includes 19,106 shares held by Mr. Cooley's spouse and 9,553 shares held by children living with Mr. Cooley. Amount also includes 22,785 shares of restricted stock granted pursuant to Citizens Community Bancorp's 2004 Restricted Stock Plan and 28,480 shares subject to options which are exercisable within 60 days of January 11, 2007, granted pursuant to Citizens Community Bancorp's 2004 Stock Option and Incentive Plan.

(6) Amount includes 3,645 shares of restricted stock granted pursuant to Citizens Community Bancorp's 2004 Restricted Stock Plan and 4,558 shares subject to options which are exercisable within 60 days of January 11, 2007, granted pursuant to Citizens Community Bancorp's 2004 Stock Option and Incentive Plan.

(7) Amount includes 4,556 shares of restricted stock granted pursuant to Citizens Community Bancorp's 2004 Restricted Stock Plan and 4,558 shares subject to options which are exercisable within 60 days of January 11, 2007, granted pursuant to Citizens Community Bancorp's 2004 Stock Option and Incentive Plan.

(8) Amount includes 10,252 shares of restricted stock granted pursuant to Citizens Community Bancorp's 2004 Restricted Stock Plan and 10,252 shares subject to options which are exercisable within 60 days of January 11, 2007, granted pursuant to Citizens Community Bancorp's 2004 Stock Option and Incentive Plan.

* Less than one percent ownership.

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Section 16(a) Beneficial Ownership Reporting Compliance.

Section 16(a) of the Securities Exchange Act of 1934 requires Citizens Community Bancorp, Inc.'s directors and executive officers, and persons who own more than ten percent of Citizens Community Bancorp, Inc.'s common stock to report their initial ownership of Citizens Community Bancorp, Inc.'s common stock and any subsequent changes in that ownership to the SEC. Specific due dates for these reports have been established by the SEC and Citizens Community Bancorp, Inc. is required to disclose in this proxy statement any late filings or failures to file.

Citizens Community Bancorp, Inc. believes, based solely on a review of the copies of reports furnished to us and written representations relative to the filing of certain forms, that no late reports occurred during the fiscal year ended September 30, 2006. All Section 16(a) filing requirements applicable to our executive officers, directors and greater than ten percent beneficial owners were complied with.

PROPOSAL I -- ELECTION OF DIRECTORS

Our Board of Directors consists of six members. Approximately one-third of the directors are elected annually to serve for a three-year period or until their respective successors are elected and qualified. The table below sets forth information regarding each director of Citizens Community Bancorp, Inc. and each nominee for director, including his or her age, position on the board and term of office. The Board of Directors selects nominees for election as directors. All of our nominees currently serve as Citizens Community Bancorp, Inc. directors or have been appointed by the Board to serve in such capacity. Each nominee has consented to being named in this proxy statement and has agreed to serve if elected. If a nominee is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders will vote your shares for the substitute nominee, unless you have withheld authority. At this time, we are not aware of any reason why a nominee might be unable to serve if elected. Except as disclosed in this proxy statement, there are no arrangements or understandings between any nominee and any other person pursuant to which such nominee was selected. **The Board of Directors recommends you vote "FOR" each of the director nominees**.

Name	Age[1]	Position(s) Held with Citizens Community Bancorp, Inc. and Citizens Community Federal	Director Since[2]	Term to Expire
Director Nominees				
Donna E. Talmage	80	Director	1984	2010
James G. Cooley	59	President and Chief Executive Officer and Director	1993	2010
Directors Continuing in Office				
Richard McHugh	63	Chairman	1985	2008
Thomas C. Kempen	65	Vice-Chairman	1982	2008
Brian R. Schilling	52	Director	1987	2009
David B. Westrate	62	Director	1991	2009

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(1)   At September 30, 2006.

(2)   Includes service as a director of Citizens Community Federal and its predecessors.

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Set forth below is the principal occupation of each director of Citizens Community Bancorp, Inc. and of each of the nominees for director. All directors and nominees have held their present positions for at least five years unless otherwise indicated.

Adonis E. ("Donna") Talmage. Ms. Talmage is currently retired. Prior to her retirement, she was an accountant and data processor for Consumers Co-Op Association.

James G. Cooley. Mr. Cooley is President and Chief Executive Officer of Citizens Community Federal, a position he has held since 1987.

Richard McHugh. Mr. McHugh is the Owner/President of Choice Products, USA.

Thomas C. Kempen. Mr. Kempen is the owner of T. C. Kempen Landscaping Supplies & Consulting.

Brian R. Schilling. Mr. Schilling is the Managing Partner of W.J. Bauman Associates, LTD, a certified public accounting firm.

David B. Westrate. Mr. Westrate currently serves as planning supervisor for Sterling Education Services, Co., a position he has held for three years. Prior to that time, he was not employed.

BOARD OF DIRECTORS MEETINGS, BOARD COMMITTEES AND CORPORATE GOVERNANCE MATTERS

Meetings

The Board of Directors of Citizens Community Bancorp, Inc. generally meets on a monthly basis, holding additional special meetings as needed. During fiscal 2006, the Board of Directors of Citizens Community Bancorp held nine regular meetings and one special meeting. Meetings of the Board of Directors of Citizens Community Federal are also generally held on a monthly basis. In 2006, the Board of Directors of Citizens Community Federal held 13 regular meetings and one special meeting. No director of Citizens Community Bancorp, Inc. or of the Bank attended fewer than 75% of the Board meetings and meetings of the committees on which they served during the period they were directors.

Committees and Charters

The Board of Directors of Citizens Community Bancorp, Inc. has standing Compensation, Audit and Nominating Committees.

The Compensation Committee is currently comprised of Directors McHugh and Westrate. The Compensation Committee is responsible for reviewing all issues pertaining to executive compensation, reviewing and recommending all changes in employee benefit plans and making recommendations to the Board regarding director compensation. This committee met one time in fiscal 2006.

The Board of Directors has adopted written charters for its Audit and Nominating Committees, as well as a written Code of Business Conduct and Ethics that applies to all our directors, officers, and employees. You may obtain a copy of these documents free of charge by writing to: John D. Zettler, Chief Financial Officer, Citizens Community Bancorp, Inc., 2174 EastRidge Center, Eau Claire, Wisconsin 54701, or by calling (715) 836-9994. Our Audit Committee and Nominating Committee charters are attached to this

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proxy statement as Appendices A and B, respectively. In addition, our Code of Business Conduct and Ethics was filed with the SEC as Exhibit 14 to Citizens Community Bancorp, Inc.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2006.

The Audit Committee of Citizens Community Bancorp, Inc. operates under a written charter adopted by the full Board of Directors. The Audit Committee currently has three members, including directors McHugh, Schilling and Westrate, each of whom is an "independent director" under the standards established by the SEC for members of audit committees as required by the Nasdaq Rules. Mr. Schilling is an "audit committee financial expert" as defined in the rules of the SEC.

This committee is responsible for the review of the company's annual audit report prepared by our independent auditors. The functions of the Audit Committee include:

- reviewing significant financial information including all quarterly reports and press releases containing financial information for the purpose of giving added assurance that the information is accurate and timely and that it includes all appropriate financial statement disclosures;

- ascertaining the existence of effective accounting and internal control systems; and

- overseeing the entire audit function including reviewing all reports received from the independent auditor.

In fiscal 2006, this committee met 10 times.

During fiscal 2006, the full Board of Directors acted as a nominating committee for the selection of nominees for election as directors and met one time for this purpose. The Nominating Committee is responsible for identifying and recommending director candidates to serve on the Board of Directors. Final approval of director nominees is determined by the full Board, based on the recommendations of the Nominating Committee. The nominees for election at the Meeting identified in this Proxy Statement were recommended to the Board by the newly appointed Nominating Committee.

The Nominating Committee operates under a formal written charter adopted by the Board, under which the Nominating Committee has the following responsibilities:

(i) recommend to the Board the appropriate size of the Board, and assist in identifying, interviewing and recruiting candidates for the Board;

(ii) recommend candidates (including incumbents) for election and appointment to the Board of Directors, subject to the provisions set forth in Citizens Community Bancorp, Inc.'s charter and bylaws relating to the nomination or appointment of directors, based on the following criteria: business experience, education, integrity and reputation, independence, conflicts of interest, diversity, age, number of other directorships and commitments (including charitable organizations), tenure on the Board, attendance at Board and committee meetings, stock ownership, specialized knowledge (such as an understanding of banking, accounting, marketing, finance, regulation and public policy) and a commitment to Citizens Community Bancorp, Inc.'s communities and shared values, as well as overall experience in the context of the needs of the Board as a whole;

(iii) review nominations submitted by stockholders, which have been addressed to Citizens Community Bancorp, Inc.'s Secretary, and which comply with the requirements of Citizens

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Community Bancorp, Inc.'s charter and bylaws. Nominations from stockholders will be considered and evaluated using the same criteria as all other nominations;

(iv)   annually recommend to the Board committee assignments and committee chairs on all committees of the Board, and recommend committee members to fill vacancies on committees as necessary; and

(v)   perform any other duties or responsibilities expressly delegated to the Committee by the Board.

Board Member Attendance at Annual Stockholders Meetings

Although Citizens Community Bancorp, Inc. does not have a formal policy regarding director attendance at annual stockholder meetings, directors are expected to attend these meetings absent extenuating circumstances. Every director of the company, with the exception of director Westrate, attended last year's annual meeting of stockholders.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The following Report of the Audit Committee of the Board of Directors shall not be deemed to be soliciting material or to be incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent Citizens Community Bancorp, Inc. specifically incorporates this Report therein, and shall not otherwise be deemed filed under such Acts.

The Audit Committee of Citizens Community Bancorp, Inc. operates under a written charter adopted by the full Board of Directors. In fulfilling its oversight responsibility of reviewing the services performed by Citizens Community Bancorp, Inc.'s independent auditors, the Audit Committee carefully reviews the policies and procedures for the engagement of the independent auditors. The Audit Committee also discussed with Citizens Community Bancorp, Inc.'s independent auditors the overall scope and plans for the audit. The Audit Committee met with the independent auditors to discuss the results of its audit, the evaluation of Citizens Community Bancorp, Inc.'s internal controls, and the overall quality of Citizens Community Bancorp, Inc.'s financial reporting. The Audit Committee also reviewed and discussed with the independent auditors the fees paid to the independent auditors; these fees are described under the caption "Relationship with Independent Auditors " below.

Citizens Community Bancorp, Inc.'s Chief Executive Officer and Chief Financial Officer also reviewed with the Audit Committee the certifications that each such officer will file with the SEC pursuant to the requirements of Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. Management also reviewed with the Audit Committee the policies and procedures it has adopted to ensure the accuracy of such certifications.

- The Audit Committee has reviewed and discussed with Citizens Community Bancorp, Inc.'s management Citizens Community Bancorp, Inc.'s fiscal 2006 audited financial statements;

- The Audit Committee has discussed with Citizens Community Bancorp, Inc.'s independent auditors (Wipfli, LLP) the matters required to be discussed by Statement on Auditing Standards No. 61 and requirements of the SEC;

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- The Audit Committee has received the written disclosures and letter from the independent auditors required by Independence Standards Board No. 1 (which relates to the auditors' independence from Citizens Community Bancorp, Inc. and its related entities) and has discussed with the auditors their independence from Citizens Community Bancorp, Inc.; and

- Based on the review and discussions referred to in the three items above, the Audit Committee recommended to the Board of Directors that the fiscal 2006 audited financial statements be included in Citizens Community Bancorp, Inc.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2006.

David B. Westrate
Brian R. Schilling
Richard McHugh

RELATIONSHIP WITH INDEPENDENT AUDITORS

Audit Fees

For the fiscal year ended September 30, 2006, Wipfli, LLP ("Wipfli") provided various audit and non-audit services to Citizens Community Bancorp, Inc. Set forth below are the aggregate fees billed for these services:

(a) Audit Fees: Aggregate fees billed for professional services rendered for the audit of Citizens Community Bancorp, Inc.'s annual financial statements and review of financial statements included in Citizens Community Bancorp, Inc.'s Quarterly Reports on Form 10-QSB: 2006 - $92,500; 2005 - $64,000; 2004 - $46,000.

(b) Audit Related Fees: Aggregate fees billed for professional services rendered related to consultation on accounting matters: 2006 - $12,100; 2005 - $5,600; 2004 - $3,100.

(c) Tax Fees: Aggregate fees billed for professional services rendered related to tax compliance, tax advice and tax consultations: 2006 - $12,900; 2005 - $11,450; 2004 - $10,200.

(d) All other fees: Aggregate fees billed for retirement plan accounting and consulting services, compliance examinations, and payroll processing services for 2004 only: 2006 - $24,800; 2005 - $27,050; 2004 - $16,500. Second step conversion and reorganization: 2006 - $70,300; 2005 - $0; 2004 - $0. Merger with Community Plus Savings Bank: 2006 - $0; 2005 - $33,000; 2004 - $0. Conversion to MHC form of ownership and stock issuance: 2006 - $0; 2005 - $0; 2004 - $53,000. Total of all other fees: 2006 - $95,100; 2005 - $60,050; 2004 - $69,500.

The Audit Committee pre-approves all audit and permissible non-audit services to be provided by the independent auditors and the estimated fees for these services. None of the services provided by Wipfli, LLP described in items (b)-(d) above were approved by the Audit Committee pursuant to a waiver of the preapproval requirements of the SEC's rules and regulations.

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Director Independence

Each of our directors other than Mr. Cooley, President and Chief Executive Officer of Citizens Community Bancorp, Inc., qualify as "independent" in accordance with the published listing requirements of the Nasdaq Stock Market. The Nasdaq independence definition includes a series of objective tests, such as that the director is not an employee of the company and has not engaged in various types of business dealings with the company. As further required by the Nasdaq rules, the Board has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and Citizens Community Bancorp, Inc. with regard to each director's business and personal activities as they may relate to Citizens Community Bancorp, Inc. and its management.

Stockholder Communications with Directors

Stockholders may communicate directly with the Board of Directors by writing to: Richard McHugh, Independent Director, 2174 EastRidge Center, Eau Claire, Wisconsin 54701.

DIRECTOR COMPENSATION

Fees

Members of Citizens Community Bancorp, Inc.'s Board of Directors receive a fee of $666.66 per month. The Chairman of the Board is paid $1,500 per month. Total fees paid to directors of Citizens Community Bancorp, Inc. and Citizens Community Federal during the fiscal year ended September 30, 2006, were $58,000.

Supplemental Executive and Director Retirement Plans

On August 1, 2002, the Bank adopted a supplemental executive and director's retirement plan ("SERP"). The SERP is an unfunded, non-contributory defined benefit plan under which Citizens Community Federal will pay supplemental pension benefits to certain key employees and directors upon retirement. Benefits are based on a formula which includes participants' past and future earnings and years of service with Citizens Community Federal.

This retirement plan is administered by the Compensation Committee, which selects participants in the plan. Director McHugh is credited with one month of service under the plan for each month served since August 1, 2002. The remaining directors are credited with one month of service under the plan for every two months of service since August 1, 2002. The benefits under the plan are monthly payments for the lesser of 120 months or actual months of service under the plan, rounded up to the next full quarter end. All of the non-employee directors are participants in the plan. Director McHugh has quarterly benefits of $4,500 per quarter, and the remaining non-officer directors have quarterly benefits of $2,000 per quarter. Unless a vesting schedule is included in a participant's plan agreement, each participating director is fully vested in the benefits under the plan upon executing the plan agreement. The benefits under the plan are unfunded and unsecured and are merely promised by Citizens Community Federal. We are under no obligation to fund the plan in advance. We accrue for the new liability based on a present valuation calculation. Benefits are expensed on a straight-line basis over the remaining months until eligible retirement.

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EXECUTIVE COMPENSATION

The following table sets forth summary information concerning compensation awarded to, earned by or paid to the Company's President, Chief Financial Officer, Senior Vice President, Executive Vice President and Senior Vice President of the Bank. No other executive officer of the Company earned a salary and bonus in excess of $100,000 for the fiscal year ended September 30, 2006. The named executive officers received perquisites and other personal benefits in addition to salary and bonus during the periods stated. The aggregate amount of these perquisites and other personal benefits, however, did not exceed the lesser of $50,000 or ten percent of the total of their respective annual salary and bonus and, therefore, has been omitted as permitted by the rules of the SEC.

Summary Compensation Table

| Name and Principal Position | Fiscal Year | Annual Compensation | | Other Annual Compensation ($)[1] | Long Term Compensation Awards | | All Other Compensation[3] |
		Salary	Bonus		Restricted Stock Award ($)[2]	Options (#)[2]	
James G. Cooley	2006	$228,012	$ ---	$ ---	$ ---	---	$124,828
President, Chief Executive	2005	213,036	20,000	---	200,472	37,262	115,129
Officer and Director	2004	206,894	---	---	---	---	88,369
John D. Zettler	2006	$117,328	$ ---	$ ---	$ ---	---	$ 22,979
Senior Vice President and	2005	127,777	---	---	32,078	5,962	24,252
Chief Financial Officer	2004	124,093	---	---	---	---	13,656
Johnny W. Thompson [4]	2006	$119,699	$ ---	$ 4,800[5]	$ ---	---	$ 26,384
Senior Vice President and	2005	113,993	---	4,800[5]	32,078	5,962	19,688
Chief Administration Officer	2004	111,352	---	4,800[5]	---	---	12,639
Timothy J. Cruciani	2006	$109,040	$ ---	$ ---	$ ---	---	$ 18,624
Executive Vice President and	2005	101,962	---	---	72,173	13,414	17,101
Senior Vice President of Operations	2004	98,177	---	---	---	---	8,336
Brian P. Ashley [6]	2006	$145,000	$ ---	$ ---	$ ---	---	$ 33,757
Senior Vice President	2005	52,980	---	---	---	---	276,399
	2004	---	---	---	---	---	---

(1) This amount does not include personal benefits or perquisites that did not exceed the lesser of $50,000 or ten percent of the named individuals' salary and bonus.

(2) This amount represents the dollar value of restricted stock awarded pursuant to the Citizens Community Bancorp 2004 Recognition and Retention Plan.

(3) This amount represents Citizens Community Federal's contribution to its supplemental executive retirement plans of $105,688, $11,845, $15,679, $9,347 and $24,549 in 2006, $96,289, $12,952 $12,324, $8,223 and $274,810 in 2005 and $81,562, $10,005, $9,184, $5,600 and $0 in 2004, respectively, and to its 401(k) plan of $6,649, $3,520, $3,591, $3,271 and $4,350 in 2006, $6,391, $3,834, $3,420, $3,059 and $1,589 in 2005 and $6,807, $3,651, $3,455, $2,736 and $0 in 2004, respectively, and to its ESOP of $12,491, $7,614, $7,114, $6,006 and $4,858 in 2006, $12,449, $7,466, $3,944, $5,819 and $0 in 2005 and $0, $0, $0, $0 and $0 in 2004, respectively, on behalf of the named executive officers.

(4)   Mr. Thompson resigned as Senior Vice President and Chief Administrative Officer effective February 5, 2007. In connection with his resignation, Mr. Thompson will be receiving payments pursuant to a severance agreement with the Bank.

(5)   This amount includes a $4,800 auto allowance in 2006, 2005 and 2004.

(6)   Mr . Ashley resigned as Senior Vice President of the Bank effective January 1, 2007. In connection with his resignation, Mr. Ashley will be receiving payments pursuant to a severance agreement with the Bank.

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Aggregated Option Exercises in Last Fiscal Year And FY-End Option/SAR Values Table.

The following table summarizes certain information relating to the value of options held by the named executive officers at September 30, 2006. Value realized upon exercise is the difference between the fair market value of the underlying stock on the exercise date and the exercise price of the option. At September 30, 2006, none of these options were in-the-money. These options have not been, and may not ever be, exercised. Actual gains, if any, on exercise will depend on the value of Citizens Community Bancorp, Inc. common stock on the date of exercise.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at FY-End (#)		Value of Unexercised In-the-Money Options FY-End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
James G. Cooley *President*	---	---	14,240	56,955	---	---
John D. Zettler *Chief Financial Officer and Senior Vice President*	---	---	2,279	9,112	---	---
Johnny W. Thompson *Senior Vice President/ Chief Administration Officer*	---	---	2,279	9,112	---	---
Timothy J. Cruciani *Executive Vice President*	---	---	5,126	20,503	---	---
Brian P. Ashley *Senior Vice President*	---	---	---	---	---	---

Employment Agreements

Citizens Community Federal currently has employment agreements with James G. Cooley, John D. Zettler and Timothy J. Cruciani. The agreements are for three-year terms, but may be extended by the Board on each anniversary for an additional one year. Under these employment agreements, the salary levels for fiscal 2006 were $228,012, $117,328 and $109,040, respectively. The agreements also provide for equitable participation by the officers in Citizen Community Federal's group insurance and other employee benefit plans.

The employment agreements provide that, if the officer is terminated by Citizens Community Federal without cause, or is constructively terminated because of certain material changes in his employment, then Citizens Community Federal would be required to pay the officer his then current base salary and provide group insurance and group retirement benefits (to the extent Citizens Community Federal is permitted to do so by the applicable plan documents) through the expiration of the agreement.

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COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Citizens Community Bancorp, Inc. specifically incorporates it by reference in such filing.

General. The Board of Directors of Citizens Community Bancorp, Inc. and Citizens Community Federal have delegated the authority and responsibility to the Compensation Committee to oversee the general compensation policies of Citizens Community Bancorp, Inc. and the Bank, to establish compensation plans and salary levels for executive officers, and review the recommendations of management on compensation for other officers and employees of Citizens Community Federal. The members of the Compensation Committee are independent directors. The Committee's responsibilities are described in a written charter adopted by the Board of Directors.

When Citizens Community Federal converted from a mutually owned to a publicly owned company, the Compensation Committee developed an executive compensation plan designed to (i) attract, motivate, reward and retain executive officers who are key to the long-term success of Citizens Community Federal; and (ii) encourage decision making that maximized shareholder value. The Committee's ongoing compensation objective is to ensure that such compensation reflects the achievement of both long-term and short-term goals as they relate to Citizens Community Bancorp, Inc.'s overall strategic planning process.

Executive Compensation Policy. The compensation package given to executive officers of Citizens Community Federal is comprised of a base salary. Executive officers are provided with a supplemental executive retirement plan. Executive officers are also provided with other benefit plans available to all eligible employees, including the employee stock ownership plan. The Compensation Committee reviews the compensation plan elements available to executive officers periodically as they relate to the policies described above. The Committee met one time in fiscal 2006 to review general compensation and benefit levels for Citizens Community Federal and to review and recommend the base salary of the Chief Executive Officer.

Base Salary. It is the policy of the Compensation Committee to annually review executive compensation packages, including base salaries paid or proposed to be paid, using information derived primarily from third-party sources that provide compensation data and analysis from publicly held companies in Citizens Community Bancorp, Inc.'s market area. Using this and asset size, the Committee compares the positions under consideration with similar jobs in other financial institutions. Specific factors considered include the level of responsibility delegated to a particular officer, the complexity of the job being evaluated, the position's impact on both short- and long-term corporate objectives, the expertise and skill level of the individual under consideration, the degree to which the officer has achieved his or her management objectives for the plan year, and the officer's overall performance in managing his or her area of responsibility. The Compensation Committee's decisions are discretionary, and no quantifiable formula is used in arriving at a decision.

Benefit Plans. The Compensation Committee believes that a competitive benefit package is essential to attract and maintain highly qualified employees. The Compensation Committee's policy regarding employee benefit plans is to provide competitive benefits including health, life and disability insurance to the employees of Citizens Community Federal, including executive officers. The executive officers participate at the same level as all employees in general. The employee stock ownership plan will provide

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executive officers and employees with an additional equity-based incentive to maximize long-term shareholder value.

Long-Term Incentives

Chief Executive Officer. Total compensation paid to the Chief Executive Officer during 2006 was a base salary of $228,012 plus an ESOP award of stock valued at $12,491. In determining total compensation paid to the Chief Executive Officer, the Compensation Committee considered factors relating to the performance of Citizens Community Federal including deposit growth, the success of the branch facilities, the level of profits from operations, goals relating to loan volume, asset quality, increase in asset size and commensurate responsibilities with bank growth, Bank compliance and other qualitative factors.

The foregoing report is furnished by the Compensation Committee:

Richard McHugh
David B. Westrate

Stock Performance Graph

No performance graph is presented for Citizens Community Bancorp, Inc.'s common stock because it did not commence trading until November 1, 2006, upon completion of the second step conversion.

<p align="center">PROPOSAL II</p>

<p align="center">RATIFICATION OF THE APPOINTMENT
OF INDEPENDENT AUDITORS</p>

The Audit Committee has appointed Wipfli, LLP as the independent public accounting firm to audit Citizens Community Bancorp, Inc.'s financial statements for the fiscal year ending September 30, 2007. In making its determination to appoint Wipfli, LLP as Citizens Community Bancorp, Inc.'s independent auditors for the 2006 fiscal year, the Audit Committee considered whether the providing of services (and the aggregate fees billed for those services) by Wipfli, LLP, other than audit services, is compatible with maintaining the independence of the outside accountants. Our shareholders are asked to ratify this appointment at the annual meeting. If the appointment of Wipfli, LLP is not ratified by the shareholders, the Audit Committee may appoint other independent auditors or may decide to maintain its appointment of Wipfli, LLP.

A representative of Wipfli, LLP is expected to attend the meeting to respond to appropriate questions and will have an opportunity to make a statement if he or she so desires.

The Board of Directors of Citizens Community Bancorp, Inc. unanimously recommends that you vote "FOR" the ratification of the appointment of Wipfli, LLP as independent auditors for Citizens Community Bancorp, Inc. for the fiscal year ending September 30, 2007.

CERTAIN TRANSACTIONS

Like many financial institutions, Citizens Community Federal has followed a policy of granting loans to our officers, directors and employees on the security of their primary residences and also of granting consumer loans to such persons. We have never granted loans to directors and executive officers on preferred terms. In accordance with the requirements of applicable law, loans to executive officers and directors of the Citizens Community Bancorp, Inc. and Citizens Community Federal are made on substantially the same terms, including interest rates, fees and collateral, as those prevailing at the time for comparable transactions with other persons, and in the opinion of management do not involve more than the normal risk of collectibility or present other unfavorable features. At September 30, 2006, loans to directors and executive officers totaled $46,219.

FINANCIAL STATEMENTS

Citizens Community Bancorp, Inc.'s annual report to shareholders, including financial statements, has been mailed to all shareholders of record as of the close of business on the record date. Any shareholder who has not received a copy of the annual report may obtain a copy by writing to the Secretary of Citizens Community Bancorp, Inc. The annual report is not to be treated as part of the proxy solicitation material or as having been incorporated herein by reference.

In addition, a copy of Citizens Community Bancorp, Inc.'s annual report on Form 10-K for the fiscal year ended September 30, 2006, is available to each record and beneficial owner of Citizens Community Bancorp, Inc.'s common stock without charge upon written request to the Corporate Secretary, Citizens Community Bancorp, Inc. 2174 EastRidge Center, Eau Claire, Wisconsin, 54701.

SHAREHOLDER PROPOSALS

In order to be eligible for inclusion in Citizens Community Bancorp, Inc.'s proxy materials for next year's annual meeting of shareholders, any shareholder proposal to take action at such meeting must be received at Citizens Community Bancorp, Inc.'s main office at 2174 EastRidge Center, Eau Claire, Wisconsin, no later than September 25, 2007. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Securities and Exchange Act of 1934, as amended, and as with any shareholder proposal (regardless of whether included in Citizen Community Bancorp's proxy materials), Citizen Community Bancorp's Charter and Bylaws.

To be considered for presentation at next year's annual meeting, although not included in the proxy materials for that meeting, any shareholder proposal must be received at Citizens Community Bancorp, Inc.'s executive office at least five days prior to next year's annual meeting.

ANNUAL REPORTS

A copy of the Form 10-K as filed with the SEC will be furnished without charge upon written request to John D. Zettler, Chief Financial Officer, Citizens Community Bancorp, Inc., 2174 EastRidge Center, Eau Claire, Wisconsin 54701.

OTHER MATTERS

We are not aware of any business to come before the annual meeting other than those matters described in this proxy statement. However, if any other matter should properly come before the meeting, it is intended that holders of the proxies will act in accordance with their best judgment.

Exhibit A

**CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS OF
CITIZENS COMMUNITY BANCORP, INC.**

I.   Statement of Policy

The Audit Committee (the "Committee") is appointed by the Board of Directors (the "Board") of Citizens Community Bancorp, Inc. (the "Corporation") to represent and provide assistance to the Board in fulfilling its oversight responsibility relating to the integrity of the Corporation's financial statements and the financial reporting processes; the systems of internal accounting and financial controls; the Corporation's compliance with legal and regulatory requirements; the annual independent audit of the Corporation's financial statements; the independent auditors' qualifications and independence; the performance of independent auditors and any other areas specified by the Board of potential financial risks to the Corporation. The Committee shall annually prepare a report to shareholders as required by the Securities and Exchange Commission (the "SEC") for inclusion in the Corporation's annual proxy statement. In discharging its duties and responsibilities, the Committee is empowered to investigate any matter brought to its attention, with full access to all necessary books, records, facilities and personnel of the Corporation, and has the authority to retain at the Corporation's expense special legal, accounting or other advisors, consultants or experts as it deems appropriate.

In fulfilling its responsibilities, it is recognized that members of the Committee are not employees of the Corporation. The Corporation's management is responsible for preparing the Corporation's financial statements. The independent auditors are responsible for auditing the Corporation's annual financial statements and reviewing the Corporation's quarterly financial statements prior to the filing of the Corporation's annual and quarterly reports on Forms 10-K and 10-Q with the SEC. It is not the duty or responsibility of the Committee or its members to conduct auditing or accounting reviews or procedures or to determine that the Corporation's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles ("GAAP") and applicable rules and regulations. These are the responsibilities of management and the independent auditors. Each member of the Committee shall be entitled to rely on the integrity of those persons and organizations within and outside the Corporation from whom and from which he or she receives information and the accuracy of the financial and other information provided to the Committee by such persons or organizations, absent actual knowledge to the contrary (which shall be promptly reported to the Board).

II.   Committee Composition and Meetings

The Committee shall be comprised of two or more directors (including a chairperson) as appointed annually by the Board, considering the recommendation of the Nominating Committee, each of whom shall meet the independence requirements of the Nasdaq and SEC for audit committee members, and each of whom shall be free from any relationship that would interfere with the exercise of his or her independent judgment. Each member of the Committee shall be financially literate, as such qualification is interpreted by the Board in its business judgment. At least one member of the Committee may be designated annually by the Board as an "audit committee financial expert," as the SEC defines that term and as the Board interprets such qualification in its business judgment consistent with such definition. The Board shall have the power at any time to change the membership of the Committee and to fill vacancies, subject to the qualification requirements of this Charter.

The Committee shall meet at least quarterly. The Committee chairperson shall prepare and/or approve an agenda in advance of each meeting. If the chairperson is not available for a meeting, the other

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members of the Committee may appoint a temporary chairperson for such meeting. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The Committee shall meet separately, periodically, with management, and the independent auditors, to discuss any matters that the Committee or any of these persons believes should be discussed. The Committee may also meet separately with regulatory examiners.

III.   Committee Duties, Responsibilities and Processes

The following shall be the principal duties, responsibilities and recurring processes of the Committee in carrying out its oversight role. The processes are set forth as a guide with the understanding that the Committee may supplement them as appropriate. The Committee will cause to be kept adequate minutes of all its proceedings, and will report its actions at the next meeting of the Board. Committee members will be furnished with copies of the minutes of each meeting and any action taken by unanimous consent. The Committee is governed by the same rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board. The Committee is authorized and empowered to adopt its own rules of procedure not inconsistent with (a) any provision of this Charter, (b) any provision of the Bylaws of the Corporation, or (c) the laws of its jurisdiction of incorporation.

As part of its oversight responsibility, the Committee shall:

Review Procedures

1.   Review and discuss the form of presentation and type of information to be contained in earnings press releases. The Committee need not discuss in advance each earnings release or each instance in which the Corporation may provide earnings guidance.

2.   Prior to the filing of quarterly and annual reports on Forms 10-Q and 10-K, review and discuss with management and the independent auditors: (i) the Corporation's quarterly and annual consolidated financial statements; (ii) matters that affect the Corporation's consolidated financial statements, including disclosures under "Management's Discussion and Analysis or Plan of Operation;" (iii) the results of the independent auditors' reviews of the quarterly financial statements, the audit of the annual financial statements and the independent auditors' report, and any other matters required to be communicated to the Committee by the independent auditors, as well as discussions regarding qualitative judgments of the independent auditors about the appropriateness, not just the acceptability, of the Corporation's accounting principles, and the clarity of the financial statements; (iv) all critical accounting policies and practices to be used; (v) any matters required to be communicated to the Committee by the independent auditors in accordance with SAS Nos. 61 and 71 or any other SAS; and (vi) other material written communications between the independent auditors and management. Prior to the filing of the Corporation's Annual Report on Form 10-K, recommend to the Board whether the audited financial statements should be included in the Form 10-K.

3.   Regularly review with the independent auditors any problems or difficulties encountered in the course of the audit work and management's response, including any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

4.   Review: (i) any major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application

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of accounting principles, and any major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of any material control deficiencies; (ii) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and (iii) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company's financial statements. In consultation with management, the independent auditors monitor the integrity and effectiveness of the Corporation's financial reporting processes and systems of internal controls, including reviewing and discussing major financial risk exposures and the steps management has taken to monitor, control and report such exposures; and review significant findings relating to the foregoing prepared by the independent auditors, together with management's responses and follow-up to these reports.

5. Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Such procedures have been established by the Committee and are set forth in the Corporation's Code of Business Conduct and Ethics.

Independent Auditors and Other External Services

6. The Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditors, including resolution of disagreements between management and the independent auditors regarding financial reporting. The independent auditors shall report directly to the Committee.

7. Pre-approve the engagement letters and the fees to be paid to the independent auditors for all audit and permissible non-audit services to be provided by the independent auditors and consider the possible effect that any non-audit services could have on the independence of the auditors. The Committee may establish pre-approval policies and procedures, as permitted by applicable law and SEC regulations and consistent with this Charter, for the engagement of the independent auditors to render permissible non-audit services to the Corporation, including but not limited to policies that would allow the delegation of pre-approval authority to one or more members of the Committee, provided that any pre-approvals delegated to one or more members of the Committee are reported to the Committee at its next scheduled meeting.

8. Evaluate the qualifications, independence and performance of the independent auditors annually. This evaluation shall include a review and discussion of the annual communication as to independence delivered by the independent auditors required by Independence Standards Board Standard No. 1. Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law and the rotation of any other audit partner whose rotation is required by the regulations of the SEC.

9. Review the audit plan of the independent auditors -- discuss scope, staffing, timing, estimated and actual fees, reliance upon management and general audit approach.

10. Set clear hiring policies for employees or former employees of the independent auditors.

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Other Committee Responsibilities

11. Review and reassess the adequacy of this Charter at least annually, and recommend any proposed changes to the Board for its approval. Ensure the publication of this Charter in accordance with SEC regulations.

12. Maintain minutes of meetings and report regularly to the Board on the Committee's activities. Review with the Board any issues that arise with respect to the quality or integrity of the Corporation's financial statements, the Corporation's compliance with legal or regulatory requirements, and the performance and independence of the independent auditors.

13. Conduct an appropriate review of and approve all related party transactions on an ongoing basis, as required by the Nasdaq listing standards. For these purposes, the term "related party transactions" shall refer to transactions required to be disclosed pursuant to SEC Regulation S-B, Item 404.

14. Review with the Corporation's chief corporate counsel: (i) any significant legal matter that could have a material impact on the Corporation's financial statements; (ii) legal compliance matters, including corporate securities trading policies and material notices to or inquiries received from governmental agencies; and (iii) reports of evidence of a material violation of securities laws or breaches of fiduciary duty.

15. Review disclosures made to the Committee by the Corporation's CEO and CFO during their certification process for the Forms 10-K and 10-Q with respect to the financial statements and about any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and any fraud, whether or not material, involving management or other employees who have a significant role in the Corporation's internal control over financial reporting.

16. Ensure required certifications are made to Nasdaq: (i) that a formal written charter has been adopted for the Committee and that the Committee has reviewed and reassessed the adequacy of the charter on an annual basis; and (ii) as to the independence of the members of the Committee.

17. Perform any other activities consistent with this Charter, the Corporation's bylaws or governing law as the Committee or the Board deems necessary or appropriate.

IV. Funding

The Corporation shall provide the Committee with appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment of: (i) compensation to the independent auditors and to any advisors employed by the Committee; and (ii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Exhibit B

**CHARTER OF THE NOMINATING COMMITTEE
OF THE BOARD OF DIRECTORS OF
CITIZENS COMMUNITY BANCORP, INC.**

I.   Statement of Policy

The Nominating Committee (the "Committee") shall be appointed by the Board of Directors (the "Board") of Citizens Community Bancorp, Inc. (the "Corporation") for the purpose of (i) identifying individuals qualified to serve as Board members, consistent with criteria approved by the Board; and (ii) recommending to the Board the director nominees for election or appointment to the Board of Directors.

II.   Committee Composition and Meetings

The Committee shall be comprised of three or more directors (including a chairperson) as appointed annually by the Board, each of whom shall be an independent director as defined by the Nasdaq Stock Market (the "Nasdaq") listing standards and each of whom shall be free from any relationship that would interfere with the exercise of his or her independent judgment. The Board shall have the power at any time to change the membership of the Committee and to fill vacancies, subject to the qualification requirements of this Charter. The Committee shall meet at least two times annually or more frequently as circumstances require.

III.   Committee Duties, Responsibilities and Process

The Committee will cause to be kept adequate minutes of all its proceedings, and will report its actions at the next meeting of the Board. Committee members will be furnished with copies of the minutes of each meeting and any action taken by unanimous consent. The Committee is governed by the same rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board. The Committee is authorized and empowered to adopt its own rules of procedure not inconsistent with (a) any provision of this Charter, (b) any provision of the Bylaws of the Corporation, or (c) the laws of its jurisdiction of incorporation.

The Committee may request that any directors, officers or employees of the Corporation, or other persons whose advice and counsel are sought by the Committee, attend any meeting of the Committee to provide such pertinent information as the Committee requests.

The Committee shall have the following responsibilities:

1.   Recommend to the Board the appropriate size of the Board and assist in identifying, interviewing and recruiting candidates for the Board.

2.   Recommend candidates (including incumbents) for election and appointment to the Board of Directors, subject to the provisions set forth in the Corporation's Charter and Bylaws relating to the nomination or appointment of directors, based on the following criteria: business experience, education, integrity and reputation, independence, conflicts of interest, diversity, age, number of other directorships and commitments (including charitable obligations), tenure on the Board, attendance at Board and committee meetings, stock ownership, specialized knowledge (such as an understanding of banking, accounting, marketing, finance, regulation and public policy) and a commitment to the Corporation's

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communities and shared values, as well as overall experience in the context of the needs of the Board as a whole.

3. Review nominations submitted by stockholders, which have been addressed to the corporate secretary, and which comply with the requirements of the Charter and the Bylaws. Nominations from stockholders will be considered and evaluated using the same criteria as all other nominations.

4. Annually recommend to the Board committee assignments and committee chairs on all committees of the Board, and recommend committee members to fill vacancies on committees as necessary.

5. Perform any other duties or responsibilities expressly delegated to the Committee by the Board.

IV. **Investigations and Studies; Outside Advisers**

The Committee may conduct or authorize studies of or investigations into matters within the Committee's scope of responsibilities, and may retain, at the Corporation's expense, such counsel or other advisers as it deems necessary (which may, if the Committee deems it appropriate, be the Corporation's regular counsel or advisers). The Committee shall have the authority to retain or terminate one or more search firms to assist the Committee in carrying out its responsibilities, including authority to approve the firm's fees and retention terms, which fees shall be borne by the Corporation.

Proxy Card

REVOCABLE PROXY

CITIZENS COMMUNITY BANCORP, INC.
ANNUAL MEETING OF SHAREHOLDERS

February 22, 2007

The undersigned hereby appoints James G. Cooley and Richard McHugh as the official Proxy Committee of the Board of Directors with full powers of substitution, as attorneys and proxies for the undersigned, to vote all shares of common stock of Citizens Community Bancorp, Inc., which the undersigned is entitled to vote at the annual meeting of shareholders ("Meeting"), to be held at the Chippewa Falls branch office of Citizens Community Federal offices located at 427 West Prairie View Road, Chippewa Falls, Wisconsin., on Thursday, February 22, 2007, at 4:00 p.m., local time, and at any and all adjournments thereof. The Board of Directors recommends a vote **"FOR"** the listed proposals.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder(s). If no direction is made, this proxy will be voted FOR each of the proposals set forth herein.

Should a director nominee be unable to serve as a director, an event that Citizens Community Bancorp, Inc. does not currently anticipate, the persons named in this proxy reserve the right, in their discretion, to vote for a substitute nominee designated by the Board of Directors.

		VOTE FOR	VOTE WITHHELD
1.	The election as directors of all nominees listed below (except as marked to the contrary below).	☐	☐

Donna E. Talmage
James G. Cooley

Instructions: To vote for all nominees, mark the box "FOR" with an "X". To withhold your vote for an individual nominee, mark the box "FOR" with an "X" and write the name of the nominee on the line provided below for whom you wish your vote withheld. To withhold your vote as to all nominees, mark the box "VOTE WITHHELD" with an "X".

_____

		VOTE FOR	VOTE AGAINST	ABSTAIN
2.	The ratification of the appointment of Wipfli, LLP as auditors of the Corporation for the fiscal year ending September 30, 2007.	☐	☐	☐
3.	Such other matters that may properly come before the Meeting or any adjournments thereof.			

> **THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO INSTRUCTIONS ARE SPECIFIED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS STATED. IF ANY OTHER BUSINESS IS PRESENTED AT SUCH MEETING, THIS PROXY WILL BE VOTED BY THOSE NAMED IN THIS PROXY IN THEIR BEST JUDGMENT. AT THE PRESENT TIME, THE BOARD OF DIRECTORS KNOWS OF NO OTHER BUSINESS TO BE PRESENTED AT THE MEETING.**

Back of Card

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

       This proxy may be revoked at any time before it is voted by delivering to the Secretary of Citizens Community Bancorp, Inc., on or before the taking of the vote at the annual meeting, a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares of Citizens Community Bancorp, Inc. common stock, or by attending the annual meeting and voting in person. Attendance at the annual meeting will not in itself constitute the revocation of a proxy. If this proxy is properly revoked as described above, then the power of such attorneys and proxies shall be deemed terminated and of no further force and effect.

       The undersigned acknowledges receipt from Citizens Community Bancorp, Inc., prior to the execution of this proxy, the Notice of Annual Meeting, a Proxy Statement and Citizens Community Bancorp, Inc.'s 2006 Annual Report to Shareholders.

Dated: _____, 2007

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PRINT NAME OF SHAREHOLDER	**PRINT NAME OF SHAREHOLDER**
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SIGNATURE OF SHAREHOLDER	**SIGNATURE OF SHAREHOLDER**

Please sign exactly as your name appears on this proxy card. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If shares are held jointly, only one signature is required.

**PLEASE COMPLETE, DATE, SIGN AND MAIL THIS PROXY
PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.**

End.